Points International Reports Fourth Quarter 2020 Results

- Fourth Quarter 2020 Gross Profit Improves 49% Quarter over Quarter -

- Adjusted EBITDA positive for the Fourth Quarter and Full Year 2020 -

TORONTO - March 3, 2021 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the fourth quarter ended December 31, 2020.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete 2020 Audited Consolidated Financial Statements and fourth quarter and full year Management's Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

Fourth Quarter 2020 Financial Summary

	For the three months ended
(in millions USD)	December 31, 2020	September 30, 2020	December 31, 2019
Total Revenue	$56.4	$37.4	$107.0
Gross Profit	$8.5	$5.7	$17.6
Net Income/(Loss)	($0.7)	($2.5)	$2.8
Adjusted EBITDA[1]	$0.4	($1.1)	$7.2

Management Commentary

"Our financial results in the fourth quarter reinforce our business model's resiliency as well as the value of our Loyalty Commerce Platform," said Rob MacLean, CEO of Points. "We delivered sequential improvements across all key financial metrics and generated positive cash flow during the quarter. While conditions surrounding the pandemic still challenge both our overall transaction levels and visibility, we continue to outperform the broader travel category by a considerable margin, further strengthening our conviction that loyalty will play a vital role in travel's recovery.

"Despite the challenging macro environment, we continued to execute on our core growth drivers in 2020. We broadened our geographic reach by adding new partnerships with Qatar Airways, Ethiopian Airlines, and Caribbean Airlines during the year. In addition, we deepened several long-standing partnerships, including new services launched with Delta's Skymiles program, Air Canada's Aeroplan, and the United Mileage Plus program. Our business development success in 2020 positions us well for 2021, and I am extremely proud of our team's dedication to executing on our strategy and supporting our partners throughout this difficult time for our industry.

_________________________________
1Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs and equity-settled share-based compensation) is considered by management to be a useful supplemental measure when assessing financial performance.  Management also believes that Adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure. See Performance Indicators and Non-GAAP Financial Measures section of Management's Discussion and Analysis.

"As our travel and hospitality partners continue adapting to the evolving landscape and prepare for a broader recovery, they are capitalizing on the near and long-term value of their loyalty programs. Certain travel operators have already begun expanding their loyalty programs to offer benefits outside of travel and create further optionality in how members can flexibly earn and redeem miles. In line with these trends, we have leveraged the inherent adaptability of our own platform to support our partners, and we believe we can continue to enable them to diversify their revenue streams and drive loyalty member engagement through continued expansion of our Loyalty Commerce Network. Investments aimed at launching new services, more aggressive expansion into new verticals and continued focus on our data, automation and machine learning initiatives will continue to position us very well in the coming recovery."

MacLean concluded: "With Points now entering its 21st year of operations, I am proud of the resilience and flexibility that both our team and our platform have demonstrated this year. We remain well capitalized to see through the pandemic, and we have made the most of our operating environment over the past 12 months.  We will continue to seize new revenue opportunities as we further build our pipeline, expand current partnerships and optimize our in market services."

Fourth Quarter 2020 Financial Results

Total revenue in the fourth quarter was $56.4 million compared to $107.0 million in the prior year quarter. Principal revenue was $51.3 million compared to $98.2 million, and other partner revenue was $5.1 million compared to $8.9 million.

Gross profit in the fourth quarter was $8.5 million compared to $17.6 million in the prior year quarter. The decrease in gross profit was primarily driven by the lingering impacts of COVID-19 across the business, partially offset by stronger promotional activity with current partners, as well as the impact of new partnerships and services launched throughout the year.

Adjusted operating expenses2 in the fourth quarter decreased to $8.2 million compared to $10.6 million in the prior year quarter. During the fourth quarter, Points recognized $1.2 million in wage subsidies under the Canada Emergency Wage Subsidy program, which was recorded as an offset to employment costs. In addition, reduced discretionary spending and prudent cost management in response to the pandemic also contributed to lower adjusted operating expenses during the quarter.

Net loss in the fourth quarter was $0.7 million or $(0.05) per share, compared to net income of $2.8 million or $0.20 per share in the prior year quarter.

Adjusted EBITDA1 in the fourth quarter was $0.4 million compared to $7.2 million in the prior year quarter. The decline was primarily due to lower levels of transaction volumes as a result of COVID-19.

At December 31, 2020, total funds available3 were $79.1 million compared to $86.8 million as at December 31, 2019 and up from $68.2 million as at September 30, 2020. This total includes the Company's $15.0 million outstanding balance on its credit facility at year-end.

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2 Adjusted operating expenses consist of employment expenses excluding equity-settled share-based compensation, marketing and communications, technology services and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure. See Non-GAAP Financial Measures.

3 Total funds available is defined as cash and cash equivalents, cash held in trust, and funds receivable from payment processors.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its fourth quarter and full year 2020 results, followed by a question-and-answer session.

Date: Wednesday, March 3, 2021

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-877-407-0784

International dial-in number: 1-201-689-8560

Conference ID: 13716398

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

The conference call will be broadcast live and available for replay here and via the Events section of Points International's IR site here.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through March 17, 2021.

Toll-free replay number: 1-844-512-2921

International replay number: 1-412-317-6671

Replay ID: 13716398

About Points International Ltd.

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to: cost saving measures that have been implemented, our capitalization and our ability to deliver on our long-term goals), our financial performance, our growth strategies (including our ability to grow the number of loyalty program partners, cross-selling existing partners, and retain and grow existing loyalty program partner deployments), our business pipeline and ability to sign and launch new loyalty program partnerships, and our beliefs on the long-term sustainability of the loyalty industry and the ability of our partners to leverage the products and services we offer in advance of an economic recovery, the role of the loyalty industry in the recovery of the travel industry, the competitive environment in which we operate, other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results and (viii) the risk of an event of default under our senior secured credit facility. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis ("MD&A"), and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov. The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Refer to "Performance Indicators and Non-GAAP Financial Measures" section of the Company's Q4 2020 MD&A for reconciliation to, and description of the Company's non-GAAP financial measures.

Investor Relations Contact

Sean Mansouri, CFA

Gateway Investor Relations

1-949-574-3860

IR@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Gross Profit to Contribution [1]

Expressed in thousands of United States dollars

	For the three months ended		For the year ended

	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019

Gross Profit	$8,484	$17,589	$35,003	$65,455
Less:
Direct adjusted operating expenses [2]	4,478	6,503	18,147	24,539
Contribution	$4,006	$11,086	$16,856	$40,916

[1] Contribution is defined as gross profit less direct adjusted operating expenses. Contribution is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Contribution is an important indicator of the Company’s segment profitability. However, Contribution is not a recognized measure of profitability under IFRS.

[2] Direct adjusted operating expenses is defined as expenses which are directly attributable to each operating segment. Direct adjusted operating expenses is not a measure of financial performance under IFRS.

Contribution by Line of Business

Expressed in thousands of United States dollars

	For the three months ended		For the year ended

	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019

Loyalty Currency Retailing
Total revenue	$55,066	$103,966	$211,200	$391,045
Gross profit	7,379	14,746	29,597	56,013
Direct adjusted operating expenses	2,954	3,714	11,243	13,830
Contribution	4,425	11,032	18,354	42,183

Platform Partners
Total revenue	1,017	2,003	5,030	7,577
Gross profit	832	1,826	4,299	6,912
Direct adjusted operating expenses	566	979	2,377	3,871
Contribution	266	847	1,922	3,041

Points Travel
Total revenue	275	1,038	1,157	2,555
Gross profit	273	1,017	1,107	2,530
Direct adjusted operating expenses	958	1,810	4,527	6,838
Contribution	$(685)	$(793)	$(3,420)	$(4,308)

Reconciliation of Net Income to Adjusted EBITDA [3]

Expressed in thousands of United States dollars

	For the three months ended		For the year ended

	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019

Net (Loss) Income	$(683)	$2,758	$(5,357)	$11,889
Income tax (recovery) expense	(486)	1,475	(1,460)	5,155
Finance costs	252	48	843	211
Depreciation and amortization	1,178	1,269	4,859	4,668
Foreign exchange (gain) loss	(375)	(7)	(671)	401
Equity-settled share-based payment expense	476	1,650	3,129	5,172
Impairment charges	-	-	1,798	-
Prior year tax rebate, net of fees	-	-	-	(6,027)
Adjusted EBITDA	$362	$7,193	$3,141	$21,469

[3] Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, equity-settled share-based payment expense, foreign exchange and other one-time costs or benefits such as impairment charges and a tax rebate related to prior periods. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses [4]

Expressed in thousands of United States dollars

	For the three months ended		For the year ended

	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019

Total Operating Expenses	$9,507	$13,489	$41,356	$49,108
Subtract (add):
Depreciation and amortization	1,178	1,269	4,859	4,668
Foreign exchange (gain) loss	(375)	(7)	(671)	401
Equity-settled share-based payment expense	476	1,650	3,129	5,172
Impairment charges	-	-	1,798	-
Adjusted Operating Expenses	$8,228	$10,577	$32,241	$38,867

[4] Adjusted operating expenses consists of employment expenses excluding equity-settled share-based payment expense, marketing & communications, technology services, and other operating expenses. Adjusted operating expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Consolidated Statements of Financial Position

Expressed in thousands of United States dollars
As at December 31

	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$73,070	$69,965
Cash held in trust	280	2,534
Funds receivable from payment processors	5,795	14,302
Accounts receivable	3,559	21,864
Prepaid taxes	1,760	194
Prepaid expenses and other assets	3,075	2,153
Total current assets	$87,539	$111,012

Non-current assets
Property and equipment	1,529	2,371
Right-of-use assets	1,862	3,060
Intangible assets	12,130	12,806
Goodwill	5,681	7,130
Deferred tax assets	3,087	2,105
Other assets	202	216
Total non-current assets	$24,491	$27,688
Total assets	$112,030	$138,700

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$5,766	$13,766
Income taxes payable	489	2,326
Payable to loyalty program partners	50,629	78,270
Current portion of lease liabilities	1,156	1,323
Current portion of other liabilities	847	797
Current portion of long term debt	3,500	-
Total current liabilities	$62,387	$96,482

Non-current liabilities
Long term debt	11,500	-
Lease liabilities	1,136	2,209
Other liabilities	57	95
Deferred tax liabilities	1,731	722
Total non-current liabilities	$14,424	$3,026
Total liabilities	$76,811	$99,508

SHAREHOLDERS’ EQUITY
Share capital	49,251	45,799
Contributed surplus	1,795	-
Accumulated other comprehensive income	623	184
Accumulated deficit	(16,450)	(6,791)
Total shareholders’ equity	$35,219	$39,192
Total liabilities and shareholders’ equity	$112,030	$138,700

Points International Ltd.
Consolidated Statements of Comprehensive (Loss) Income

Expressed in thousands of United States dollars, except per share amounts

For the year ended December 31	2020	2019

REVENUE
Principal	$196,905	$374,484
Other partner revenue	20,482	26,693
Total Revenue	$217,387	$401,177
Direct cost of revenue	182,384	335,722
Gross Profit	$35,003	$65,455

OPERATING EXPENSES
Employment costs	24,659	31,860
Marketing and communications	1,220	1,608
Technology services	2,767	2,577
Depreciation and amortization	4,859	4,668
Foreign exchange (gain) loss	(671)	401
Other operating expenses	6,724	7,994
Impairment charges	1,798	-
Total Operating Expenses	$41,356	$49,108

Finance and other income	(379)	(908)
Finance costs	843	211

(LOSS) INCOME BEFORE INCOME TAXES	$(6,817)	$17,044

Income tax (recovery) expense	(1,460)	5,155
NET (LOSS) INCOME	$(5,357)	$11,889

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivatives designated as cash flow hedges	215	556
Income tax effect	(57)	(147)
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	384	550
Income tax effect	(102)	(146)
Foreign currency translation adjustment	(1)	17
Other comprehensive income for the period, net of income tax	$439	$830

TOTAL COMPREHENSIVE (LOSS) INCOME	$(4,918)	$12,719

(LOSS) EARNINGS PER SHARE
Basic (loss) earnings per share	$(0.41)	$0.87
Diluted (loss) earnings per share	$(0.41)	$0.86

Points International Ltd.
Consolidated Statements of Changes in Shareholders’ Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States dollars except number				Accumulated
of shares				other		Total
			Contributed	comprehensive	Accumulated	shareholders’
	Share Capital		Surplus	income (loss)	deficit	equity
	Number of	Amount
	Shares

Balance at December 31, 2019	13,241,516	$45,799	$-	$184	$(6,791)	$39,192
Net loss	-	-	-	-	(5,357)	(5,357)
Other comprehensive income, net of tax	-	-	-	439	-	439
Total comprehensive loss	-	-	-	439	(5,357)	(4,918)
Effect of share-based payments expense	-	-	3,129	-	-	3,129
Share issuances – options exercised	53,374	483	(416)	-	-	67
Settlement of RSUs	-	3,207	(4,416)	-	-	(1,209)
Shares repurchased and cancelled	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity [5]	-	-	4,302	-	(4,302)	-
Balance at December 31, 2020	13,227,407	$49,251	$1,795	$623	$(16,450)	$35,219

Balance at December 31, 2018	14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income	-	-	-	-	11,889	11,889
Other comprehensive income, net of tax	-	-	-	830	-	830
Total comprehensive income	-	-	-	830	11,889	12,719
Effect of share-based payments expense	-	-	5,172	-	-	5,172
Share issuances – options exercised	2,338	28	(7)	-	-	21
Settlement of RSUs	-	1,504	(4,626)	-	-	(3,122)
Shares purchased and held in trust	-	(6,350)	-	-	-	(6,350)
Shares repurchased and cancelled	(872,686)	(3,269)	(4,985)	-	(2,004)	(10,258)
Balance at December 31, 2019	13,241,516	$45,799	$-	$184	$(6,791)	$39,192

[5] The Corporation has adopted a policy that when contributed surplus is in debit balance, an equivalent amount is reclassified from contributed surplus to accumulated deficit for financial statement presentation purposes. For the year ended December 31, 2020, $4,302 was reclassified (2019 – nil).

Points International Ltd.
Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars

For the year ended December 31	2020	2019

Cash flows from operating activities
Net (loss) income for the period	$(5,357)	$11,889
Adjustments for:
Depreciation of property and equipment	1,292	1,211
Amortization of right-of-use assets	1,081	1,164
Amortization of intangible assets	2,486	2,293
Unrealized foreign exchange loss	1,122	394
Equity-settled share-based payment transactions	3,129	5,172
Finance costs	843	211
Deferred income tax (recovery) expense	(130)	969
Impairment charges	1,798	-
Derivative contracts designated as cash flow hedges	599	1,106
Changes in cash held in trust	2,254	(2,034)
Changes in non-cash balances related to operations	(13,331)	2,200
Interest paid	(812)	(211)
Net cash (used in) provided by operating activities	$(5,026)	$24,364

Cash flows from investing activities
Acquisition of property and equipment	(450)	(1,231)
Additions to intangible assets	(1,837)	(1,147)
Net cash used in investing activities	$(2,287)	$(2,378)

Cash flows from financing activities
Proceeds from long term debt	40,000	-
Repayment of long term debt	(25,000)	-
Payment of lease liabilities	(1,293)	(1,229)
Proceeds from exercise of share options	67	21
Shares repurchased and cancelled	(1,042)	(10,258)
Purchase of share capital held in trust	-	(6,350)
Taxes paid on net settlement of RSUs	(1,209)	(3,122)
Net cash provided by (used in) financing activities	$11,523	$(20,938)

Effect of exchange rate fluctuations on cash held	(1,105)	(214)

Net increase in cash and cash equivalents	3,105	$834
Cash and cash equivalents at beginning of the period	$69,965	$69,131
Cash and cash equivalents at end of the period	$73,070	$69,965

Interest Received	$365	$930
Taxes Paid	$(1,852)	$(1,601)

Amounts received for interest and paid in taxes were reflected as operating cash flows in the consolidated statements of cash flows.